July 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	CenterState Bank Corporation (the “Company”) Registration Statement on Form S-4 (File No. 333-225541), as amended (the “Registration Statement”)

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 10:00 a.m., Eastern Time, on July 18, 2018, or as soon thereafter as practicable.

Sincerely, CENTERSTATE BANK CORPORATION

By:	/s/ Jennifer L. Idell
Jennifer Idell Executive Vice President and Chief Financial Officer